Mail Stop 3561

March 6, 2009

Karen L. Luey
Chief Financial Officer
Jamba, Inc.
6475 Christie Avenue, Suite 150
Emeryville, CA 94608

   Re: **Jamba, Inc.**
     File No. 001-32552
     Form 10-K: For the fiscal year ended January 1, 2008
     Form 10-Q: For the quarterly period ended October 7, 2008
     Schedule 14A filed April 24, 2008

Dear Ms. Luey:

  We have completed our review of your Form 10-K and your related filings, and we have no further comments at this time.

          Sincerely,

          Lyn Shenk
          Branch Chief